

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

Mike Silvestrini
Managing Partner
Energea Portfolio 3 Africa LLC
62 Clementel Drive
Durham, CT 06422

>   **Re: Energea Portfolio 3 Africa LLC**
>   **Post Qualification Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed October 10, 2023**
>   **File No. 024-11579**

Dear Mike Silvestrini:

We have reviewed your amendment and have the following comments.

Please respond to this letter by providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A filed October 10, 2023

Offering Circular
Cover Page, page i

1. We note that your initial Form 1-A was qualified on August 2, 2021, but that you have not filed a post-qualification amendment ("PQA") at least every 12 months after the initial offering statement qualification date. Securities Act Rule 252(f)(2)(i) requires issuers to file such PQAs to include the required updated audited financial statements and disclosure at least every 12 months. Offers and sales cannot be made using a Form 1-A that does not included updated financial statements.

    As a result of this lapse in your offering, it appears that the previously qualified Regulation A offering has been terminated. If you wish to commence a new offering under Regulation A, please file a new Form 1-A. Any such new Form 1-A that you file should address the additional comments provided in this letter. In the meantime, in the letter you file in response to this comment letter, please tell us whether offers and sales were made since August 2, 2022 and, if so, provide your detailed analysis how any such sales complied with Regulation A and were consistent with the requirements of Section 5 of the Securities Act of 1933.

Price of Class A Investor Shares, page 15

2.   We note your response to prior comment 2 and the new disclosure that the offering will be at a fixed price. However, your revised disclosure also states: "The Manager will review these and other characteristics of the Company on a monthly basis.... the Manager may file an amendment to this Offering Circular to make an adjustment to the fixed share price." Frequent price changes would be inconsistent with Regulation A, as discussed with the company and as noted in the prior comment. Please ensure that your offering circular does not suggest that there would be frequent price changes.

Calculating Distributions, page 16

3.   We note your response to prior comment 3 and reissue this comment. Please further clarify how your return rates are calculated. For example, we note your disclosure that the Manager calculates the projected monthly operating cash flows that the Company expects to earn by owning the Projects, and that the Company's cash flow is an aggregate of the contracts in place and "other assumptions defined in each Project Memo." Disclose all material "other assumptions." Additionally, you disclose that the Projected Cash Flow is used to calculate a targeted internal rate of return ("IRR"). Please explain how the IRR percentages are calculated. For example, in your hypothetical, you state that the hypothetical cash flows would yield an IRR of 16.35%. Please explain how you arrived at that particular percentage.

Security Ownership of Manager and Certain Securityholders, page 32

4.   At page 28, you state: "Energea Global, the Manager of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut." Please revise all references to the ownership structure and beneficial ownership to reflect accurately his ownership and control of both Energea Global and the issuer. For example, in this section you suggest that he owns none of the common shares, despite his ownership and control of Energea Global. Refer to Exchange Act Rule 13d-3 with regard to the determination of beneficial ownership.

Financial Statements, page 33

5.   Pursuant to the first numbered comment in this letter, the new Form 1-A filing should include financial statements required by paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs (b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the filing date. See also the requirements for interim financial statements set forth in paragraph (b)(5) of Part F/S.

Mike Silvestrini
Energea Portfolio 3 Africa LLC
October 27, 2023
Page 3

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam, Staff Accountant, at 202-551-3476 or Shannon Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or Timothy Levenberg, Special Counsel, at 202-551-3707 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Isabella Mendonca, Esq.